Item 77D - DWS Global Growth Fund (formerly
DWS Global Thematic Fund) (a series of DWS
Global/International Fund, Inc.)

DWS Global Growth Fund (formerly DWS
Global Thematic Fund):

Effective February 1, 2013 (the "Effective Date"), the following changes were made to the fund's name and investment strategy.

On the Effective Date, the fund's name changed from DWS Global Thematic Fund to DWS Global
Growth Fund.

On the Effective Date, the following was added to the fund's investment strategy:

Main Investments. The fund invests at least 65% of its total assets in US and foreign equities (equities issued by US and foreign-based companies). The fund can invest in companies of any size and from any country, including countries with emerging economies. The fund seeks to achieve its objective by allocating its assets among a global growth sleeve and a global small cap growth sleeve. The fund's global growth sleeve will typically consist of approximately 60 to 80 companies that are diversified across the growth spectrum, including early stage, core growth, and established growth companies. The fund's global small cap growth sleeve will generally invest in small and mid cap global growth companies and will typically consist of approximately 100 to 120 companies. The fund's equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants.

Management process. Portfolio management allocates the fund's assets among a global growth sleeve and a global small cap growth sleeve.

Portfolio management for the global growth sleeve aims to add value through stock selection. In choosing securities, portfolio management employs a risk-balanced bottom-up selection process to identify companies it believes are well-positioned.
Portfolio management utilizes a proprietary investment process designed to identify attractive investments utilizing proprietary research, including regional and sector research, conducted by in-house analysts. The investment process also takes into consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.

Portfolio management for the global small cap growth sleeve uses a combination of analytical disciplines:

?	Bottom-up research. Portfolio
management looks for individual companies that it believes have a history of above-average growth, strong competitive positioning, attractive prices relative to potential growth, sound financial strength and effective management, among other factors.

?	Growth orientation. Portfolio management
generally looks for companies that it
believes have above-average potential for sustainable growth of revenue or earnings and whose market value appears reasonable in light of their business prospects.

Portfolio management uses analytical tools to actively monitor the risk profile of the portfolio as compared to appropriate benchmarks. Portfolio management will normally sell a stock when it believes its price is unlikely to go much higher, its fundamentals have deteriorated, other investments offer better opportunities or in the course of adjusting the fund's exposure to a given country.

Derivatives. Portfolio management generally may use options and futures contracts, which are each a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions. The fund may also use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

Securities Lending. The fund may lend securities
(up to one-third of total assets) to approved institutions.



 For internal use only